EXHIBIT 99.1

Patent Granted to O2Micro For Battery Protection System

GEORGE TOWN, Grand Cayman, Dec. 09, 2021 (GLOBE NEWSWIRE) -- O2Micro® International Limited (NASDAQ Global Select Market: OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today announced the grant of a patent granted to O2Micro for a battery protection system.

O2Micro was issued 20 claims under GB Patent No. 2565006 on Sep 8, 2021, for the invention of a battery protection system, which includes a sensor, a primary protection circuit, coupled to the sensor, and a secondary protection circuit, coupled to the primary protection circuit and the sensor. The sensor is configured to generate a sense signal indicative of a temperature in a battery pack when the sensor is activated. The primary protection circuit is configured to generate a synchronizing signal in a first state or a second state, sample the sense signal when the synchronizing signal is in the first state, and provide a primary protection to the battery pack based on the sense signal. A secondary protection circuit is configured to be controlled by the synchronizing signal, sample the sense signal when the synchronizing signal is in the second state, and provide a secondary protection to the battery pack based on the sense signal.

Dr. Guoxing Li, VP of Advanced Technology, O2Micro, commented, “This invention provides a cost-effective solution to enhance the battery pack temperature related protections and reach higher function safety requirements.”

About O2Micro:
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial and Automotive markets. Products include Backlighting and Battery Management.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Contact Information:
Daniel Meyberg
O2Micro Investor Relations
ir@o2micro.com

Joe Hassett
Gregory Communications
joeh@gregoryfca.com